FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November, 2002

Commission File Number   0-29382

  Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

Expressed in Canadian Dollars

	September 30, 2002	December 31, 2001
Assets	(Unaudited)	(Audited)
Current
Cash	$ 877,907	$ 475,136
Short- term investments	9,126,493	-
Receivables	346,988	133,651
Prepaid expenses	35,530	40,838
	10,386,918	649,625
Mineral properties and
deferred exploration costs (Note 5 )	33,309,899	30,110,724
Capital assets, net of accumulated amortization	83,230	74,660
of $284,549 (2001- $277,640)
	$ 43,780,047	$ 30,835,009
Liabilities and Shareholders’ Equity
Liabilities
Current:
Accounts payable and accrued liabilities	$ 905,512	$ 115,107
Shareholders’ Equity
Capital stock (Note 6)	54,710,135	42,013,404
Contributed surplus (Note 8)	926,850	-
Deficit	(12,762,450)	(11,293,502)
	42,874,535	30,719,902
	$ 43,780,047	$ 30,835,009

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

“James Dawson”

Director

“H. Leo King”

Director

 Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

Expressed in Canadian Dollars

For the Three Months Ended September 30

 (Unaudited)

	2002	2001
Administrative Costs
Accounting and auditing	$ 17,809	$ 9,477
Amortization	2,100	195
Consulting fees	74,039	44,724
Corporate relations	30,771	6,307
Legal	53,761	32,875
Office services and expenses	70,281	21,475
Shareholder reports and filing fees	3,341	29,312
Transfer agent fees	1,748	1,009
Travel	23,655	14,720
	277,505	160,094
Write-off of mineral properties and deferred
exploration costs	155,509	34,077
Loss from operations	(433,014)	(194,171)
Other Items:
Foreign exchange gain (loss)	41,896	(6,962)
Interest income	89,043	2,931
Net Loss for the period	(302,075)	(198,202)
Deficit, beginning of period	(12,460,375)	(10,541,584)
Deficit, end of period	$ (12,762,450)	$ (10,739,786)
Loss per share – basic and diluted	$ .01	$ .01
Weighted Average Shares Outstanding	26,670,735	19,944,590

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

Expressed in Canadian Dollars

For the Nine Months Ended September 30

 (Unaudited)

	2002	2001
Administrative Costs
Accounting and auditing	$ 62,932	$ 50,369
Amortization	3,901	822
Consulting fees and other compensation (Note 8)	440,171	149,869
Corporate relations	136,575	47,303
Legal	226,167	143,198
Office services and expenses	175,636	128,071
Shareholder reports and filing fees	57,751	76,659
Transfer agent fees	22,778	10,198
Travel	101,532	35,899
	1,227,443	642,388
Write-off of mineral properties and deferred
exploration costs	345,335	90,475
Loss from operations	(1,572,778)	(732,863)
Other Items:
Foreign exchange loss	(34,988)	(9,378)
Interest income	135,787	13,493
Gain on sale of capital asset	3,031	-
Net Loss for the period	(1,468,948)	(728,748)
Deficit, beginning of period	(11,293,502)	(10,011,038)
Deficit, end of period	$ (12,762,450)	$ (10,739,786)
Loss per share – basic and diluted	$ .06	$ .04
Weighted Average Shares Outstanding	24,404,352	19,944,590

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Three Months Ended September 30

 (Unaudited)

	2002	2001
Cash flows from operating activities
Net loss for the period	$ (302,075)	$ (198,202)
Items not involving cash
Amortization	2,100	195
Write off of mineral properties and deferred
exploration costs	155,509	34,077
Net change in non-cash working capital balances
Receivables	(181,281)	(6,733)
Prepaid expenses	(18,742)	(15,204)
Accounts payable and accrued liabilities	499,879	(33,742)
	155,390	(219,609)
Cash flows from investing activities
Mineral properties and exploration costs	(1,910,955)	(503,527)
Purchase of capital assets	(16,320)	-
Purchase of short- term investments	(85,236)	-
	(2,012,511)	(503,527)
Cash flows from financing activities
Net proceeds on issuance of common shares	858,903	1,502,842
Increase (Decrease) in cash for the period	(998,218)	779,706
Cash, beginning of period	1,876,125	132,858
Cash, end of period	$ 877,907	$ 912,564

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Nine Months Ended September 30

 (Unaudited)

	2002	2001
Cash flows from operating activities
Net loss for the period	$ (1,468,948)	$ (728,748)
Items not involving cash
Amortization	3,901	822
Write off of mineral properties and deferred
exploration costs	345,335	90,475
Gain on sale of capital asset	(3,031)	-
Non-cash compensation (Note 8)	250,500	-
Net change in non-cash working capital balances
Receivables	(213,337)	18,894
Prepaid expenses	5,308	(13,976)
Accounts payable and accrued liabilities	790,405	(136,134)
	(289,867)	(768,667)
Cash flows from investing activities
Mineral properties and exploration costs	(2,853,391)	(1,086,411)
Purchase of capital assets	(29,561)	(1571)
Purchase of short- term investments	(9,126,493)	-
	(12,009,445)	(1,087,982)
Cash flows from financing activities
Net proceeds on issuance of common shares	12,696,731	1,421,700
Common shares issued as finder’s fee	-	50,000
Common share subscriptions received	-	(1,119,520)
Proceeds on sale of capital asset	5,352	-
	12,702,083	1,805,022
Increase (Decrease) in cash for the period	402,771	(51,627)
Cash, beginning of period	475,136	964,191
Cash, end of period	$ 877,907	$ 912,564

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Mineral Properties

 and Deferred Exploration Costs

Expressed in Canadian Dollars

For the Three Months Ended September 30

 (Unaudited)

	2002	2001
Mineral Properties	$ 59,422	$ 58,416
Exploration Costs
Assaying	140,876	16,014
Amortization	6,869	5,852
Aircraft charter	13,352	-
Communication and delivery	15,141	18,059
Drilling and trenching	1,019,518	-
Environmental	-	13,053
Geological data	18,018	-
Geophysical surveying and mapping	7,247	4,006
Legal: mineral properties	18,501	-
Licences and recording fees	261,370	228,137
Supplies	25,431	19,358
Technical and professional services	442,821	136,046
Travel	37,987	10,438
	2,007,131	450,963
Mineral properties and deferred exploration
costs during the period	2,066,553	509,379
Less: Costs paid by joint venturer	(148,729)	-
	1,917,824	509,379
Balance, beginning of period	31,547,584	29,605,651
Less: Write-off of mineral properties and deferred
exploration costs	(155,509)	(34,077)
Balance, end of period	$ 33,309,899	$ 30,080,953

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Mineral Properties

 and Deferred Exploration Costs

Expressed in Canadian Dollars

For the Nine Months Ended September 30

 (Unaudited)

	2002	2001
Mineral Properties	$ 163,820	$ 155,295
Exploration Costs
Assaying	207,155	33,348
Amortization	14,769	17,322
Aircraft charter	13,352	-
Communication and delivery	45,020	35,775
Drilling and trenching	1,277,660	-
Engineering/pre-feasibility study	-	4,058
Environmental	985	13,053
Geological data	52,785	-
Geophysical surveying and mapping	7,247	11,425
Heavy equipment	10,073	-
Legal: mineral properties	27,069	7,718
Licences and recording fees	466,889	348,730
Road building	39,090	12,197
Supplies	80,307	29,403
Technical and professional services	894,613	406,548
Other non-cash compensation (Note 8)	676,350	-
Travel	88,369	28,861
	3,901,733	948,438
Mineral properties and deferred exploration
costs during the period	4,065,553	1,103,733
Less: Costs paid by joint venturer	(521,043)	-
	3,544,510	1,103,733
Balance, beginning of period	30,110,724	29,067,695
Less: Write-off of mineral properties and deferred
exploration costs	(345,335)	(90,475)
Balance, end of period	$ 33,309,899	$ 30,080,953

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Expressed in Canadian Dollars

September 30, 2002

 (Unaudited)

1. Basis of Presentation

The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.

These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2001.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. Nature of Business

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3. Change in Accounting Policy

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation And Other Stock-Based Payments. The Company’s stock option plan does not qualify as direct awards of stock; as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees.

4. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the nine months ended September 30, 2002 and 2001.

The Company’s mineral properties and deferred exploration costs are segmented geographically as follows:

	September 30, 2002	December 31, 2001
Mexico	$ 31,855,406	$ 28,542,568
United States	1,454,493	1,568,156
	$ 33,309,899	$ 30,110,724

Capital assets of the Company are segmented by geographical area as follows:

	September 30, 2002	December 31, 2001
Mexico	$ 25,822	$ 34,115
United States	24,091	28,739
Canada	33,317	11,806
	$ 83,230	$ 74,660

5. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	September 30, 2002	December 31, 2001
Mexico
Dolores Property	$10,587,420	$ 15,314,065	25,901,485	$23,220,731
Northern Sonora	270,790	2,916,464	3,187,254	2,972,384
La Reserva/El Correo	77,961	2,087,619	2,165,580	1,757,805
Other	76,967	524,120	601,087	591,648
	11,013,138	20,842,268	31,855,406	28,542,568
United States
Oro Blanco	63,390	310,964	374,354	594,854
Nevada Properties	288,682	791,457	1,080,139	973,302
	352,072	1,102,421	1,454,493	1,568,156
	$11,365,210	$21,944,689	$33,309,899	$30,110,724

6. Capital Stock

Authorized:

Unlimited common shares, no par value

Issued:

Common shares

	Issued	Amount
Balance, December 31, 2001	20,233,250	$ 42,013,404
Issued:
For cash: private placement (net of issue
costs of $ 745,594)	4,400,000	9,374,406
Exercise of warrants	1,331,399	1,602,425
Exercise of stock options	1,020,500	1,719,900
Balance, September 30, 2002	26,985,149	$ 54,710,135

The following summarizes the changes in stock options during the period:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2001	2,837,500	$ 1.53
Granted	780,000	3.30
Exercised	(1,020,500)	1.69
Outstanding at September 30, 2002	2,597,000	$ 2.00

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

A director and an officer charged the Company for administrative and geological services $271,712 for the nine months ended September 30, 2002 ($240,329 was paid for the same period in 2001).

b)

Legal services are provided by a law firm in which one of the directors is a partner. The cost of these services was $ 245,430 for the nine months ended September 30, 2002 ($ 107,940 was paid for the same period in 2001).

8. Stock Based Compensation

The Company accounts for all stock-based compensation to non-employees on or after January 1, 2002. During the nine month period ended September 30, 2002, the Company issued 780,000 stock options to employees and certain consultants. The fair value of options issued to consultants has been estimated at the date of the grant using a Black-Scholes options pricing model with the following assumptions: risk-free interest rate of 5%; no dividends; volatility factor of the expected market price of the Company’s common stock of 80%; and a weighted average expected life of the options of 30 months. The stated value of stock-based compensation is credited to contributed surplus.

The following is the pro forma net loss of the Company with the fair value applied to options issued to employees during the period:

	Three months ended	Nine Months ended
	September 30, 2002	September 30, 2002
Net loss for the period	$ 302,075	$ 1,468,934
Compensation expense relating to
the fair value of employee stock options	-	375,750
Pro forma net loss for the period	$ 302,075	$ 1,844,684
Pro forma net loss per share for the period	$ .01	$ .08

9. Subsequent Events

In October and November 2002, 160,000 stock options were exercised at a weighted average price of $ 1.90 per share for gross proceeds of $300,000.

MANAGEMENT DISCUSSION & ANALYSIS

For the three month period ended September 30, 2002

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (see Note 1: Basis of Presentation). This analysis may contain forward-looking statements about the Company’s future prospects, but the Company provides no assurances that actual results will meet management’s expectations. For a more detailed analysis of the risks and uncertainties of this Company and its business, see a discussion in its annual report for December 2001.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States.

 Cash on hand plus short-term investments at September 30, 2002 were $10.0 million, an increase from the $0.5 million on hand as at December 31, 2001. This reflects the increase in capital stock funding during the period, after administration and exploration costs incurred. Payables as at September 20, 2002 were $905,512, up from $115,107 at December 31, 2001 reflecting an increase in exploration activity. As at September 30, 2002, the Company had working capital of $9.5 million, an increase of $8.9 million from $534,518 of working capital as at December 31, 2001.

For the three-month period ended September 30, 2002, the Company incurred exploration expenditures of $1,917,824 on mineral properties, compared to expenditures of $509,379 in 2001. The increase is attributed to an extensive drilling and assessment program underway at its Dolores project in Mexico. Including the write-off of deferred exploration costs in 2002 of $155,509, the Company recorded a net loss of $302,075, which was $103,873 higher than the loss of 198,202 recorded in the same period in 2001.

Administrative costs of $277,505 in the third quarter of 2002 were higher than those in 2001 by $117,411, in part reflecting increased activity due to improved investor interest.  The Company recorded a foreign exchange gain of $41,896 (2001 – loss of $6,962) reflecting foreign exchange fluctuations on the Company’s holdings of Mexican pesos and U.S. dollars. Interest income increased to $89,043 in 2002 (2001 – $2,931) due primarily to higher cash balances and short-term investments in 2002 compared with 2001. The higher balances were the result of a total of $12.7 million in equity financing raised by the Company in the nine months ended September 30, 2002, from the issuance of approximately 6.8 million shares in private placements and upon the exercise of share purchase warrants and incentive stock options.

Included in the nine-month period ended September 30, 2002, are disclosures relating to stock-based compensation, primarily relating to the issuance of stock purchase options. New guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the period of the grant, with a corresponding credit to its equity account. The value of the shareholders’ equity account, on a net basis, will be unchanged. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. Management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (Note 8). While management has used its best efforts to assess these future values, the determined fair value of these options is highly subjective and appropriate only if the input factors chosen are realized.

Outlook

With an improved financial position, the Company initiated in June 2002, an aggressive drilling and assessment program on the Dolores property in Chihuahua, Mexico. This work program is designed to expand and enhance the mineral resource at Dolores. During the remainder of 2002, the Company will have three diamond drills and one reverse-circulation rig drilling infill and step-out holes on the property. The Company will soon tender bids for engineering and extensive metallurgical work for the feasibility study. The work program and completion of the feasibility study will accelerate efforts to bring the property into production, which would involve future permitting, financing and construction.

Minefinders Corporation Ltd.

1820 – 701 W. Georgia Street

Vancouver, BC   V7Y 1C6

November 28, 2002

This is our confirmation of mailing Policy 41 Supplemental Card Shareholders, the 3rd Quarter Report dated November 28, 2002 on behalf of Minefinders Corporation Ltd.

Sincerely,

Minefinders Corporation Ltd.

“Ms. Laney Stolle”

Ms. Laney Stolle

Corporate Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date  November 29, 2002

By: /S/ Mark Bailey

(Print)  Name: Mark Bailey

Title:

President and Director